DWS Investment Management Americas, Inc.

One Beacon Street

Boston, MA 02108

August 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No.76 to the Registration Statement on Form N-1A of DWS Variable NAV Money Fund (to be known as DWS ESG Liquidity Fund) (the “Fund”), a series of Investors Cash Trust (Reg. Nos. 033-34645/811-06103)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on August 21, 2018. The Amendment was filed on behalf of the Fund on July 25, 2018. A separate request for acceleration of the effectiveness of the Registration Statement will be filed following confirmation that the comments contained herein have been resolved satisfactorily.

The Staff’s comments are restated below followed by the Fund’s responses.

1.	Comment: Please update the Fund’s series and class IDs on Edgar to reflect the new name.

Response: The series and class IDs will be updated on the effective date of the name change.

2.	Comment: Please note that a request for accelerated effectiveness of the Registration Statement must be for a date the SEC is open.

Response: The Fund expects to request effectiveness for September 4, 2018.

3.	Comment: Under “Principal Investment Strategy,” in addition to the existing description of portfolio management’s analysis of credit risks and of ESG criteria, please disclose the initial universe of securities to which the two screening categories are applied.

Response: The first paragraph under “Management process” has been revised as follows: “Starting from a universe from a universe of US dollar denominated money market instruments, including obligations of US and foreign banks, corporate obligations, US government securities, municipal securities, repurchase agreements and asset-backed securities, the Fund buys securities that the Advisor determines present minimal credit risks. In addition, the Advisor incorporate Environmental, Social and Corporate Governance (ESG) criteria into the selection process.”

4.	Comment: The “Management process” section refers to “green bonds.” Please include a definition of what a “green bond” is.

Response: The disclosure has been revised as follows: “From the investment universe of municipal securities, positive screens will automatically include green bonds (bonds that generally fund projects that have positive environmental and/or climate benefits) that meet the minimum standards. .. .”

5.	Comment: Under “Other Policies,” there is disclosure regarding the possibility that the Fund may have concentration of shareholder accounts holding a significant percentage of shares. Please consider whether additional risk disclosure should be added.

Response: Existing disclosure included under “Liquidity and transaction risk” addresses potential risks of certain shareholders owning a significant percentage of the Fund’s shares.

6.	Comment: Disclosure under “Who Manages and Oversees the Fund” states “A discussion regarding the basis for the Board’s approval of the fund’s investment management agreement is contained in the most recent shareholder report for the annual period ended August 31 or semi-annual period ended February 28.” Please specify which report contains the discussion.

Response: Unlike many fund companies, DWS funds include a discussion of the basis for the Board’s approval of a fund’s investment management agreement in all shareholder reports (annual and semi-annual). We have modified the disclosure, changing “or” to “and,” to clarify for shareholders that the discussion can be found in any recent report.

7.	Comment: Under the heading “Money from shares you sell,” existing disclosure indicates that proceeds from redemption requests will normally be sent out “within one business day of when your redemption order is processed (not when it is received) except as described below.” Item 11(c)(7) of Form N-1A requires disclosure of the number of days following receipt of shareholder redemption requests in which the fund typically expects to pay out redemption proceeds. Please revise the disclosure accordingly.

Response: The disclosure has been revised as follows: “Money from shares you sell is normally sent out by wire the same business day except that redemption requests received after 3:00 p.m. Eastern Time normally will be sent out by wire the next business day. Proceeds from redemption requests may be delayed if the Fund requires additional information to process the request. Redemption proceeds by wire may also be delayed or unavailable in the event of a non-routine closure of the Federal Reserve wire payment system.”

8.	Comment: In Part C, Item 30, please add the representation contained in Rule 484 of Regulation C under the Securities Act of 1933, as amended, if accelerated effectiveness will be requested.

Response: The noted Representation has been included in Part C.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Esq., Vedder Price PC

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